EXHIBIT 99.3
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                             [VIKING LOGO OMITTED]


                      VIKING ENERGY ROYALTY TRUST ANNOUNCES
                              CLOSING OF FINANCING

CALGARY, July 9, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announced today the closing of the issue of 9,600,000 Trust Units ("Trust Units") at a price of $5.70 per Trust Unit for gross proceeds of $54.72 million pursuant to the Trust's previously announced public offering. The Trust Units were offered to the public through a syndicate of underwriters, which was led by CIBC World Markets Inc. and included, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp. and Raymond James Ltd.

The net proceeds from the financing will be used to initially repay outstanding borrowings under Viking's credit facilities, thereby increasing unused credit facilities, which could then be used for general corporate purposes including funding ongoing capital expenditures and, potentially, future acquisitions.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 107,372,038 Trust Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

John Zahary                               or   Robert Fotheringham
President and Chief Executive Officer          Vice-President, Finance and
                                               Chief Financial Officer

Viking Energy Royalty Trust
Suite 400 Calgary Place
330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Ph:      (403) 268-3175
Email:   vikingin@viking-roy.com
Internet: www.vikingenergy.com